Exhibit 99.1

ABCAM PLC

Interim results

8.3% constant currency revenue growth in H1 as customers gradually return to labs

8 March 2021, Cambridge, UK – Abcam plc (Nasdaq: ABCM; AIM: ABC) (“Abcam”, the “Group” or the “Company”), a global leader in the supply of life science research tools, today announces its interim results for the six month period ended 31 December 2020 (“H1 2021”).

SUMMARY PERFORMANCE

	Reported				Adjusted[1]
	H1 2021 £m		H1 2020 £m		H1 2021 £m		H1 2020 £m
Revenue	147.5		138.2		147.5		138.2
Gross profit margin, %	70.9%		69.7%		70.9%		69.7%
Operating profit	15.5		26.6		23.6		33.4
Profit Before Tax (PBT)	13.8		26.0		21.9		32.8
Diluted earnings per share (EPS) (pence)	5.3	p	12.6	p	8.1	p	13.0	p
Net Cash*	211.9		88.5		211.9		88.5

*	Net Cash comprises cash and cash equivalents less borrowings.

FINANCIAL HIGHLIGHTS

•	Total revenue growth of 6.7% on a reported basis and 8.3% at Constant Exchange Rates (CER)[1]

○	Catalogue revenue of £139.0m, growth of 7.8% at CER

○	Custom Products & Licensing (CP&L) revenue of £8.5m, growth of 15.9% at CER

○	Total in-house product revenue growth of 24.5% at CER (includes CP&L) (H1 2020: 11.3%)

•	Gross margin increased 120 basis points, benefiting from the contribution of higher margin in-house products

•

Operating profit of £15.5m (H1 2020: £26.6m) and adjusted[1] operating profit of £23.6m (H1 2020: £33.4m), equating to an adjusted operating margin of 16.0% (H1 2020: 24.2%) reflecting planned investments to support the Group’s long-term growth strategy, as well as the impact of COVID-19

•	Reported diluted EPS of 5.3p (H1 2020: 12.6p) and adjusted[1] diluted EPS of 8.1p (H1 2020: 13.0p) reflecting the decrease in operating profit and increase in the number of ordinary shares in issue

•	Net cash inflow from operating activities of £33.9m (H1 2020: £39.6m), ending the period with a net cash position of £211.9m (H1 2020: £88.5m)

STRATEGIC & OPERATIONAL HIGHLIGHTS

•	Customers gradually returned to labs in H1, although according to industry research, almost 60% of life science labs were still operating below normal capacity through December 2020

•	Improved customer engagement levels, reflecting our ongoing focus on supporting customers through the pandemic

○	Average customer transactional Net Promotor Score (tNPS) in the first six months of +59, up 7% pts year-on-year

•	Employee engagement remains high as we continue to support the health and wellbeing of our teams

○	Externally recognized by Glassdoor, the employer review website, as the 3rd best place to work in the UK in 2020 and the 2nd highest rated CEO of a UK business during the pandemic

•	Delivered operational progress across all areas of our strategic growth plan, including:

○	Innovated and published over 2,500 new in-house recombinant antibody products and expanded our in-house conjugation, recombinant proteins and engineered cell line ranges

○

New in-house product introductions significantly up on H1 2020, although certain product development pipelines have slowed due to reduced lab capacity across our global facilities resulting from COVID-19 restrictions

○	In-house product contribution increased to approximately 53% of catalogue revenue (H1 2020: 45%) and 55% of total revenue (including CP&L) (H1 2020: 48%)

○	Initiated over 40 partnership agreements with biopharma and diagnostic organizations, with the number of commercialized antibodies rising to over 560 (FY2020: 479)

○	Further progressed our multi-year program to upgrade the Group’s digital and physical infrastructure

•	Continued to generate value from recent acquisitions, with overall sales ahead of expectations

•	Completed secondary US listing on Nasdaq (in addition to the current listing on AIM in the UK), raising net proceeds of £126.5m

•	Published first ESG Impact Report in November 2020, setting out our sustainability framework

•	Post period end, appointed Bessie Lee and Mark Capone as Non-Executive Directors to the Board

CHANGE OF FISCAL YEAR END

Before the end of this fiscal year, the Board intends to change the Company’s accounting reference date (fiscal year end). The Board has undertaken a review of the appropriate year end for the Company and has decided that this year would be the right time to move the fiscal year end from 30 June to 31 December.

Following this change, the Company’s near-term reporting calendar will be as follows:

•	Unaudited results for the six- and twelve-month periods to 30 June 2021 to be announced in September 2021

•	Audited results for the twelve and 18-month periods to 31 December 2021 to be announced in March 2022

•	Publication of the 2021 annual report and accounts expected before the end of April 2022

Furthermore, assuming the change in accounting reference date is implemented as expected, the Company plans to hold future AGMs in the second calendar quarter of each year, and will hold a general meeting in the summer to review necessary authorities that would otherwise expire before the next AGM.

COVID-19 UPDATE AND IMPLICATIONS FOR LONG-TERM GROWTH OUTLOOK TO 2024

•	Fundamental drivers of the life science research market remain attractive with stable public funding and an increasing emphasis on proteomics and clinically relevant biologics

•

Implementation of Abcam’s strategy remains within the Board’s expectations of timing, costs, and milestones. We remain confident in realizing growth from these investments and generating an attractive return on capital employed as we gain operational leverage, normalize capital investment, and generate more of our own product at higher gross margins

•

COVID-19 pandemic controls continue to constrain researcher access to approximately 50% of labs globally. These constraints are limiting scientific discovery capacity and we observe demand in those labs well below historic levels

•	With over 15 months of operational experience through the pandemic, we remain cautious in our assessment of when laboratory activity and demand will return to full strength

•

We are updating our long-term outlook to reflect a broader range of potential outcomes than originally outlined in November 2019, with a range of revenue outcomes for the end of calendar 2024 of £425-500m (at current exchange rates)

•	We expect to provide further information when laboratory activity and demand return to normal levels

Commenting on the first half performance, Alan Hirzel, Abcam’s Chief Executive Officer, said:

“We delivered over 8% revenue growth at constant exchange rates in the first half year as we started to see more activity in our customers’ labs. Whilst we haven’t yet observed a return to normal demand, we are encouraged by the 25% growth in our in-house products and the long-term outlook for Abcam. We remain confident in our growth strategy and are committed to investing in innovation and building an increasingly strong and sustainable global business.”

Analyst and investor meeting and webcast:

Abcam will host a conference call and webcast for analysts and investors today at 14:00 GMT/ 09:00 EST. For details, and to register, please visit corporate.abcam.com/investors/reports-presentations

For further details please contact FTI Consulting at abcam@fticonsulting.com

A recording of the webcast will be made available on Abcam’s website, corporate.abcam.com/investors

Notes:

1.

These interim results include discussion of alternative performance measures which include revenues calculated at Constant Exchange Rates (CER) and adjusted financial measures. CER results are calculated by applying prior period’s actual exchange rates to this period’s results. Adjusted financial measures are explained in note 2(c) and reconciled to the most directly comparable measure prepared in accordance with IFRS in note 4 to the interim financial statements.

2.	Further detail on the Group’s financial performance is set out in the interim financial statements and notes thereto.

The information communicated in this announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) No. 596/2014.

For further information please contact:

Abcam	+ 44 (0) 1223 696 000
Alan Hirzel, Chief Executive Officer Michael Baldock, Chief Financial Officer James Staveley, Vice President, Investor Relations

Numis – Nominated Advisor & Joint Corporate Broker	+ 44 (0) 20 7260 1000
Garry Levin / Freddie Barnfield/Duncan Monteith

J.P. Morgan Cazenove – Joint Corporate Broker	+ 44 (0) 20 7742 4000
James Mitford / Hemant Kapoor

Morgan Stanley – Joint Corporate Broker	+ 44 (0) 207 425 8000
Tom Perry / Luka Kezic

FTI Consulting	+ 44 (0) 20 3727 1000
Ben Atwell / Natalie Garland-Collins

This announcement shall not constitute an offer to sell or solicitation of an offer to buy any securities.

This announcement is not an offer of securities for sale in the United States, and the securities referred to herein may not be offered or sold in the United States absent registration except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act of 1933, as amended. Any public offering of such securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer, which would contain detailed information about the company and management, as well as financial statements.

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation statements of targets, plans, objectives or goals for future operations, including those related to Abcam’s products, product research, product development, product introductions and sales forecasts; statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures; statements regarding future economic and financial performance; statements regarding the scheduling and holding of general meetings and AGMs; statements regarding the assumptions underlying or relating to such statements; statements about Abcam’s portfolio and ambitions, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: a regional or global health pandemic, including the novel coronavirus (“COVID-19”), which has adversely affected elements of our business, could severely affect our business, including due to impacts on our operations and supply chains; challenges in implementing our strategies for revenue growth in light of competitive challenges; developing new products and enhancing existing products, adapting to significant technological change and responding to the introduction of new products by competitors to remain competitive; failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of businesses or assets that we acquire; if our customers discontinue or spend less on research, development, production or other scientific endeavors; failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs; cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions; failing to successfully manage our current and potential future growth; any significant interruptions in our operations; if our products fail to satisfy applicable quality criteria, specifications and performance standards; failing to maintain our brand and reputation; our dependence upon management and highly skilled employees and our ability to attract and retain these highly skilled employees; and the important factors discussed under the caption “Risk Factors” in Abcam’s prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on 22 October 2020, which is on file with the SEC and is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in Abcam’s other filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Abcam disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Interim management report

Introduction

Since the arrival of COVID-19 over a year ago, our priorities haven’t changed: protect and support our teams; deliver for customers and support the global scientific effort to understand, diagnose, prevent, and treat the disease.

Against the backdrop of the pandemic and a market environment where demand remained well below normal levels, we were pleased to see the level of growth in the first half, particularly as, due to ongoing efforts to raise quality standards, we delisted third-party products which had contributed approximately £4m in revenues in the first half of fiscal 2020. We were also pleased to see the positive impact of our focus on customers, with customer transactional Net Promotor Score (tNPS), a strategic performance indicator of the business, up seven percentage points year-on-year, to +59 (H1 2020: +52) and customer product satisfaction rates at all-time highs.

Our core reagents business delivered a solid performance as we continue to focus on providing an increasing range of products to biological pathways of the greatest interest to research and clinical communities. Customer demand for our in-house products was particularly strong, with constant currency sales growth of approximately 25% as scientists sought to maximise efficiency in the lab with high quality and time-saving products including highly validated recombinant antibodies and immunoassays. Our global research and development (R&D) activity continues to focus on driving standards in quality and validation. This differentiates our products, aligns us with the needs of our customers and allows us to deliver on our purpose of serving life scientists to achieve their mission faster.

Our more than 1,600 dedicated colleagues around the world have continued to look out for and support each other through what continues to be a challenging period. Our internal employee engagement data, which we undertake on a regular basis, remains at multi-year highs and we were delighted to be externally recognized by Glassdoor as the third highest employee rated employer in the UK.

In line with our plans, we continued to invest in our innovation capabilities, systems and processes, facilities, and people during the half, remaining focused on ensuring these investments support our long-term growth aspirations. Underpinning our continued progress is our solid financial position, which was further strengthened by our US listing and equity raise on Nasdaq in October 2020, where we raised net proceeds of £126.5m, providing the foundation to further grow the business organically and through further transactions.

Strategic performance indicators

Alongside a return to revenue growth, performance against our strategic measures was positive in the period.

Strategic Performance Indicator	H1 2021 Result
Catalogue revenue growth from in-house products (CER)	+25.6% (H1 2020: +13.8%	)

Customer transactional Net Promoter Score (tNPS)	+59 (H1 2020: +52)

Executing our long-term growth strategy to 2024

We aim to deliver consistent, durable growth and performance in a responsible way, with our activities guided by three goals:

1.	Sustain and extend antibody and digital leadership

2.	Drive continued expansion into complementary market adjacencies

3.	Build organisational scalability and sustain value creation

We made progress across each of these areas in the first half, strengthening our position as the partner of choice for our customers and partners.

Highlights for each are discussed below.

Sustaining and extending antibody and digital leadership

We developed and introduced more than 2,500 new recombinant antibody products during the first half. Product development continues to focus on major research areas including immuno-oncology, neuroscience and epigenetics, as well as products to support SARS-CoV-2 research. Products included recombinant RabMAb antibodies, antibody pairs, SimpleStep ELISA kits and new formulations that enable faster labelling and assay development. This was significantly more new product introductions in the first half than during the same period in FY2020, although certain product development pipelines have slowed due to our own need to reduce lab capacity across our global facilities as a result of COVID-19 restrictions. Overall, our portfolio of recombinant antibody and immunoassay products exceeded 24,000 in the half, with revenue from these product categories growing by over 30% (CER).

Our work to improve product quality also continued. Our award winning CRISPR gene knockout validation program grew to over 3,500 products, and we validated hundreds of antibodies in new applications to extend their utility for customers. Edigene’s cell line portfolio and Applied Stem Cell’s gene-editing platform, both acquired in FY2020, continue to support these programs and are leading to higher throughput antibody selection and stronger validation.

These and other quality initiatives, including the ongoing removal of products that do not meet our standards, led to the Group achieving its highest ever product satisfaction rates for both in-house and third-party products.

Alongside product innovation, we continue to make enhancements to our digital marketing and eCommerce sites. Our multi-year plans to upgrade our digital platform achieved notable milestones in the first half, with the opening of a new digital hub in Amsterdam and the commencement of beta-testing of the new platform.

Expanding into adjacent markets

New product lines

We made further progress across each of our focus areas in the half, including conjugation and labelling, recombinant proteins, cell lines and lysates, and imaging and multiplexing consumables.

Our conjugation and labelling business – significantly expanded through the acquisition of Expedeon last year – is allowing us to serve the growing need for antibody conjugation and multiplexing solutions, and continues to perform ahead of plan. We also made further operational and commercial progress with our FirePlex® multiplex offering, with the addition of several new biopharma customers and a new high-throughput 1,536 well-plate product launched in January 2021.

We completed the build out of our protein development team during the half and are seeing early customer interest in our initial cohort of high-quality, bioactive proteins. Our operational capacity for protein development will be further expanded later this calendar year, with the opening of our Waltham, MA facility.

We achieved several milestones in our cell lines business, including opening a new R&D facility in Fremont, California; publishing the Edigene portfolio acquired in FY2020; and introducing our first batch of in-house developed cell lines. Early customer demand for these products is encouraging and includes the extension of our partnership with the Michael J Fox Foundation to include knock-out and knock-in cell line development for Parkinson’s research.

Partnering with biopharma and ‘Abcam Inside’

Across the translational research and clinical markets, our goal is to be a trusted partner to organisations looking to access our antibodies and antibody expertise for their platforms and clinical development programs.

This area of our business continues to develop rapidly and generate strong interest from customers, benefiting from the investments we have made in our innovation capabilities, business development and commercial teams over the last few years.

We entered into over 40 new agreements during the first half with new and existing partners, and commercialized almost 100 additional clones through co-development programs, spanning platform, diagnostic and pathology partners. In all, over 560 of our antibodies are now validated for commercial use on third-party platforms or as diagnostic tools, with over 2,000 more undergoing evaluation by partners.

These programs are enabling more scientists to access our products whilst also supporting clinical developments that will result in better diagnosis and treatment for patients.

Building organisational scalability and sustaining value creation

We continue to invest in our business and build scalability into our operational infrastructure including our talent and team capabilities, our manufacturing and logistics footprint, and our IT backbone and digital capabilities to allow us to deliver on our growth plans, increase efficiency and sustain value creation.

We continue to benefit from the ERP modules deployed to date, including finance, HR, customer experience and non-stock procurement. Preparations for the deployment of the final stage of our ERP, covering manufacturing and supply chain, remain on track as we moved from the design phase to user testing during the period.

We have further invested in building our global footprint. In December 2020, we opened a 16,000 sq. ft. state-of-the-art facility in Fremont, CA to support cell line development and production. Other footprint developments underway include the construction of a new 100,000 sq. ft site in Waltham, MA and upgrades and expansions across our operations in California, Oregon and China. Despite disruption caused by COVID-19, our plans remain on track to complete these enhancements during calendar 2021.

We have also continued to make process improvements across our global supply chain, which, together with the automation of manual systems across customer operations, procurement and finance is helping to address constraints, increase product availability, generate efficiencies, and improve customer support levels.

Finally, we remain active in our pursuit of strategic acquisitions that will strengthen our competitive position in our core markets and support our expansion into adjacencies.

Financial Performance

Revenue

Total revenue for the first half was £147.5m (H1 2020: £138.2m), representing growth of 6.7% on a reported basis and 8.3% on a constant currency basis. Growth was driven by demand for in-house developed products, with total in-house revenue growth of 24.5% (CER) (including CP&L revenue) to £81.8m (H1 2020: £66.7m), representing 55.5% of total revenue (H1 2020: 48.3%).

On a constant currency basis, catalogue revenue, representing 94% of the total, grew 7.8% in the half whilst Custom Products & Licensing (‘CP&L’) revenue grew 15.9%. Catalogue revenue grew mid-single- to double-digits in all regions other than the Americas, where customer laboratory activity has continued to be constrained due to COVID-19.

Within CP&L, strong growth in revenue from the supply of products for IVD use, where the Group had experienced delays to certain customer orders in FY2020, as well as growth in income from Royalties and Licenses was partially offset by a decline in revenue from custom projects, which experienced lower customer activity in the period due to COVID-19.

	Reported revenue
	H1 2021	H1 2020	Change in reported		H1 2021
	£’m	£’m	revenue	CER growth	% split
Catalogue revenue by region:
The Americas	51.2	52.7	(2.8%)	0.8%	37%
EMEA	39.2	34.4	14.0%	12.4%	28%
China	27.3	23.7	15.2%	15.1%	20%
Japan	9.9	9.4	5.3%	6.4%	7%
Rest of Asia Pacific	11.4	10.4	9.6%	12.8%	8%

Catalogue revenue sub-total	139.0	130.6	6.4%	7.8%	100%

Custom products and services	2.7	3.3	(18.2%)	(16.7%)	32%
IVD	2.6	1.4	85.7%	94.2%	31%
Royalties and licenses	3.2	2.9	10.3%	15.6%	37%

Custom Products & Licensing sub-total	8.5	7.6	11.8%	15.9%	100%

Total reported revenue	147.5	138.2	6.7%	8.3%

Catalogue revenue by product type:
In-house products	73.3	59.1	24.0%	25.6%	53%
Third-party products	65.7	71.5	(8.1%)	(7.0%)	47%

Catalogue revenue sub-total	139.0	130.6	6.4%	7.8%	100%

Gross margin

Gross margin for the first half was 70.9%, 120 basis points higher than the same period in the prior year (H1 2020: 69.7%) predominantly benefitting from product mix, with a higher percentage of Catalogue revenue generated from in-house products.

Operating Costs and Expenses

	Reported		Adjusted*
	H1 2021 £m	H1 2020 £m	H1 2021 £m	H1 2020 £m
Selling, general & administrative expenses (SG&A)	75.4	60.7	70.5	56.1
Research and development expenses (R&D)	13.7	9.0	10.5	6.8

Total operating costs and expenses	89.1	69.7	81.0	62.9
Non-cash costs
Depreciation and amortisation	(16.0)	(13.2)	(11.0)	(9.8)
Share-based compensation	(7.3)	(5.0)	(7.3)	(5.0)

Total operating costs and expenses excluding non-cash costs	65.8	51.5	62.7	48.1

*	Details of items excluded from reported costs and expenses are provided in Adjusting Items below and in note 4 of the interim financial statements.

On a reported basis, after the impact of the year-on-year movement in exchange rates, total operating costs and expenses increased by £19.4m or 27.8%, to £89.1m (H1 2020: £69.7m) reflecting greater business activity and planned investments made during the period, predominantly in innovation and our global team. On an adjusted basis, costs and expenses increased £18.1m to £81.0m (H1 2020: £62.9m).

Excluding non-cash costs, comprising depreciation and amortisation and share-based compensation, total reported costs increased by 27.8% to £65.8m.

On a reported basis, SG&A expenses rose £14.7m or 24.2% to £75.4m (H1 2020: £60.7m) and R&D expenditure, which relates to the development of new products, as well as costs incurred in identifying and implementing production process improvements, increased by £4.7m or 52.2%, to £13.7m net of an R&D tax credit of £0.6m (H1 2020: £0.9m).

Increases in reported costs include the following key items:

•

A £16.9m increase in salaries and salary-related costs, predominantly due to increased headcount as well as increased untaken vacation accrual which arises from the impact of COVID-19. The figure also includes an increase in share-based compensation costs of £2.3m;

•

An increase of £2.2m in general administrative costs, to £8.8m which includes an incremental additional £0.8m in respect of insurance costs arising from the Nasdaq listing. The incremental insurance charge for H2 is expected to be £2.0m;

•

An increase in depreciation and amortisation charges of £2.8m, to £16.0m. This includes a £1.0m increase in amortisation of acquired intangibles (included within adjusting items) reflecting the intangible assets acquired with Expedeon in H1 2020, offset by reduced amortisation following the impairment of intangible assets relating to AxioMx in Vitro monoclonal antibody production technology in H2 2020. There was also a £0.8m increase of depreciation on leased assets, following the upgrades and expansion of our geographic footprint; and

•	A total increase of £0.6m across other costs including integration and reorganisation costs and acquisition costs to £1.9m (H1 2020: £1.3m), which are treated as adjusting items.

Adjusting Items

Total reported expenses of £89.1m for the half includes £8.1m (H1 2020: £6.8m) of costs which are excluded from adjusted expenses. These costs comprise:

•	£1.8m relating to the Oracle Cloud ERP project (H1 2020: £2.1m)

•	£1.9m of integration and reorganisation charges (H1 2020: nil); and

•	£4.4m relating to the amortisation of acquired intangibles (H1 2020: £3.4m)

Costs relating to the Oracle Cloud ERP project and amortisation of acquired intangibles are expected to remain at a similar level in the second half of the year. The Group also expects to incur further reorganisation costs associated with the upgrades and expansion of the Group’s geographic footprint in the second half. Note 4 to the interim financial statements sets out a reconciliation between reported and adjusted profit measures.

Earnings, Interest and Tax

Reported operating profit for the period was £15.5m (H1 2020: £26.6m). Adjusted operating profit was £23.6m (H1 2020: £33.4m), representing an adjusted operating profit margin of 16.0% (H1 2020: 24.2%) reflecting planned investment, the impact of COVID-19, and the step up in non-cash items including depreciation and amortisation and share-based payments.

After net finance costs of £1.7m (H1 2020: £0.6m), profit before tax on a reported basis was £13.8m (H1 2020: £26.0m).

The Group reported tax of £2.1m (H1 2020: credit £0.1m), equating to an effective rate on reported profits for the first half of 15.2% (H1 2020: -0.4%). Tax on adjusting items totalled £1.8m, resulting in an effective tax rate on adjusted profits of 17.8% (H1 2020: 17.7%). The Group continues to expect that its effective tax will remain around 18% in the near term, although the recently announced proposed increase of the UK corporation tax rate to 25%, commencing 1 April 2023, will impact this. The Group’s effective tax rate remains subject to further changes to the UK corporate tax rate as well as any changes that may occur in other jurisdictions in which the Group operates.

The weighted average number of basic ordinary shares in issue increased by 14.3m in comparison to H1 2020, to 219.6m shares, predominantly due to the placing of new shares in April 2020 and October 2020. Accordingly, basic earnings per share (EPS) for the year was 5.3p (H1 2020: 12.7p), with adjusted basic EPS of 8.2p (H1 2020: 13.2p). Diluted EPS was 5.3p (H1 2020: 12.6p) and adjusted diluted EPS was 8.1p (H1 2020: 13.0p).

Note 6 sets out a reconciliation between reported and adjusted EPS.

Cash Flow and Net Cash

The Group remains highly cash generative at the operating level, although the decline in operating profit meant that cash inflows from operating activities declined to £33.9m (H1 2020: £39.6m). After taxes paid and an increase in net capital expenditure (including cash flows relating to committed capital expenditure), Free Cash Flow was £6.6m (H1 2020: £20.0m).

Cash outflows on investing activities were £22.8m (H1 2020: £18.8m), predominantly comprising capital expenditure of £25.1m (H1 2020: £17.1m). Major areas of capital expenditure included £8.5m in respect of global footprint developments (H1 2020: £nil), and £13.6m on intangible assets (H1 2020: £9.2m). Intangible assets included £7.2m in respect of our ERP implementation project and £4.5m of internally developed technology relating to new in-house products.

Cash inflows from financing activities totalled £15.0m (H1 2020: £83.6m). This figure was driven by the receipt of net proceeds of £127.0m from issuing new shares, including the placing of 10.3m American Depository Shares in October 2020, partially offset by the repayment of £107.0m of the Group’s revolving credit facility together with other outflows of £5.0m (H1 2020: £2.9m).

The Group ended the year with a net cash position of £211.9m (H1 2020: £88.5m).

COVID-19 Update and Implications for Long-Term Growth Outlook To 2024

The fundamental drivers of the life science research market remain attractive with stable public funding and an increasing emphasis on proteomics and clinically relevant biologics. In markets and labs where working in the lab is unconstrained, Abcam is seeing high growth in demand, highlighting the long-term and durable growth prospects for the business.

Implementation of Abcam’s strategy remains within the Board’s expectations of timing, costs, and milestones. We remain confident in realising growth from these investments and generating an attractive return on capital employed as we gain operational leverage, normalise capital investment, and generate more of our own product at high gross margins.

However, COVID-19 pandemic controls are constraining researcher access to approximately 50% of labs globally. These constraints are limiting scientific discovery capacity and we observe demand in those labs well below historic levels. This dynamic is particularly true within academic labs in the US, Abcam’s largest market.

With over 15 months of operational experience throughout the pandemic, we have learned to be more cautious in our assessment of when laboratory activity and demand will return to full strength. As we look ahead to the remainder of 2021, we are optimistic that vaccination and pandemic controls will gradually lead to a return to full activity in labs. However, we cannot predict how long this may take to achieve, and therefore believe that the rate of demand growth will remain uncertain throughout this calendar year.

With this in mind, we believe the long-term outlook to 2024 for Abcam has a broader range of potential outcomes than we outlined when we announced our five-year growth aspirations in November 2019. Our latest view of the range of revenue that could be generated by the business by the end of calendar 2024, is £425-500m (at current exchange rates). When laboratory activity and demand return to normal levels, we expect to provide additional information.

Alan Hirzel
Chief Executive Officer

Michael S Baldock
Chief Financial Officer

8 March 2021

Forward Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation statements of targets, plans, objectives or goals for future operations, including those related to Abcam’s products, product research, product development, product introductions and sales forecasts; statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures; statements regarding future economic and financial performance; statements regarding the scheduling and holding of general meetings and AGMs; statements regarding the assumptions underlying or relating to such statements; statements about Abcam’s portfolio and ambitions, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: a regional or global health pandemic, including the novel coronavirus (“COVID-19”), which has adversely affected elements of our business, could severely affect our business, including due to impacts on our operations and supply chains; challenges in implementing our strategies for revenue growth in light of competitive challenges; developing new products and enhancing existing products, adapting to significant technological change and responding to the introduction of new products by competitors to remain competitive; failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of businesses or assets that we acquire; if our customers discontinue or spend less on research, development, production or other scientific endeavours; failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs; cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions; failing to successfully manage our current and potential future growth; any significant interruptions in our operations; if our products fail to satisfy applicable quality criteria, specifications and performance standards; failing to maintain our brand and reputation; our dependence upon management and highly skilled employees and our ability to attract and retain these highly skilled employees; and the important factors discussed under the caption “Risk Factors” in Abcam’s prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on 22 October 2020, which is on file with the SEC and is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in Abcam’s other filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Abcam disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Responsibility statement

We confirm to the best of our knowledge:

•	the interim financial statements have been prepared in accordance with IAS 34, as adopted by the European Union;

•

the Financial and Operational highlights, Interim Management Report and Interim Financial statements include a fair review of the information required by the Financial Statements Disclosure and Transparency Rules (DTR) 4.2.7R, being an indication of important events that have occurred during the first six months of the financial year and a description of the principal risks and uncertainties for the remaining six months of the year; and

•

the Financial and Operational highlights and Interim Management Report include a fair review of the information required by DTR 4.2.8R, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during the period and also any changes in the related party transactions described in the last Annual Report that could do so.

At the date of this statement, the Directors are those listed in the Group’s 2019/20 Annual Report and Accounts except for the following changes.

Appointed
Bessie Lee	28 January 2021
Mark Capone	28 January 2021

By order of the Board

Alan Hirzel
Chief Executive Officer

Michael S Baldock
Chief Financial Officer

8 March 2021

Consolidated income statement

Six months ended 31 December 2020

		Six months ended 31 Dec 2020 (unaudited)			Six months ended 31 Dec 2019 (unaudited)
	Note	Adjusted* £m	Adjusting items* £m	Total £m	Adjusted* £m	Adjusting items* £m	Total £m
Revenue		147.5	—	147.5	138.2	—	138.2
Cost of sales		(42.9)	—	(42.9)	(41.9)	—	(41.9)

Gross profit		104.6	—	104.6	96.3	—	96.3
Selling, general and administrative expenses		(70.5)	(4.9)	(75.4)	(56.1)	(4.6)	(60.7)
Research and development expenses		(10.5)	(3.2)	(13.7)	(6.8)	(2.2)	(9.0)

Operating profit		23.6	(8.1)	15.5	33.4	(6.8)	26.6
Finance income		0.2	—	0.2	0.5	—	0.5
Finance costs		(1.9)	—	(1.9)	(1.1)	—	(1.1)

Profit before tax		21.9	(8.1)	13.8	32.8	(6.8)	26.0
Tax	5	(3.9)	1.8	(2.1)	(5.8)	5.9	0.1

Profit for the period attributable to equity shareholders of the parent		18.0	(6.3)	11.7	27.0	(0.9)	26.1

Earnings per share
Basic	6	8.2p		5.3p	13.2p		12.7p
Diluted	6	8.1p		5.3p	13.0p		12.6p

*

Adjusted figures exclude system and process improvement costs, acquisition costs, integration and reorganisation costs, amortisation of acquisition related intangible assets, the tax effect of adjusting items and certain individually significant tax items. Such excluded items are described as “adjusting items”. Further information on these items is shown in note 4.

Consolidated statement of comprehensive income

Six months ended 31 December 2020

	Six months ended 31 Dec 2020 (unaudited) £m	Six months ended 31 Dec 2019 (unaudited) £m
Profit for the period attributable to equity shareholders of the parent	11.7	26.1

Items that may be reclassified to the income statement in subsequent years
Movement on cash flow hedges	1.1	3.3
Exchange differences on translation of foreign operations	(17.5)	(7.9)
Movement in fair value of investment	(3.1)	0.2
Tax relating to components of other comprehensive income	0.6	(0.6)

Other comprehensive expense for the period	(18.9)	(5.0)

Total comprehensive (expense) / income for the period	(7.2)	21.1

Consolidated balance sheet

As at 31 December 2020

	Notes	As at 31 Dec 2020 (unaudited) £m	As at 30 Jun 2020 £m	As at 31 Dec 2019 (unaudited) £m
Non-current assets
Goodwill		184.3	192.8	116.7
Intangible assets		154.5	154.4	108.9
Property, plant and equipment		48.7	43.3	41.0
Right-of-use assets		108.8	121.4	67.2
Investment	10	3.4	7.0	3.1
Deferred tax asset		15.6	13.7	8.1

		515.3	532.6	345.0

Current assets
Inventories		43.4	40.7	39.5
Trade and other receivables		47.3	44.4	33.9
Current tax receivable		4.6	6.4	12.0
Derivative financial instruments	10	0.3	—	2.1
Cash and cash equivalents		211.9	187.3	189.9

		307.5	278.8	277.4

Total assets		822.8	811.4	622.4

Current liabilities
Trade and other payables		(46.5)	(43.8)	(39.6)
Derivative financial instruments	10	(0.1)	(1.2)	(0.1)
Borrowings	10	—	(106.4)	(101.4)
Lease liabilities		(7.1)	(7.3)	(6.5)
Current tax liabilities		(1.4)	(0.9)	(1.1)

		(55.1)	(159.6)	(148.7)

Net current assets		252.4	119.2	128.7

Non-current liabilities
Deferred tax liability		(28.1)	(28.7)	(16.4)
Lease liabilities		(109.9)	(120.5)	(67.5)

		(138.0)	(149.2)	(83.9)

Total liabilities		(193.1)	(308.8)	(232.6)

Net assets		629.7	502.6	389.8

Equity
Share capital		0.5	0.4	0.4
Share premium account		265.1	138.2	27.8
Merger reserve		68.6	68.6	68.1
Own shares		(2.4)	(2.5)	(2.6)
Translation reserve		25.4	42.9	25.4
Hedging reserve		0.2	(0.7)	1.4
Retained earnings		272.3	255.7	269.3

Total equity attributable to the equity shareholders of the parent		629.7	502.6	389.8

Approved by the Board of directors and authorised for issue on 8 March 2021.

Consolidated statement of changes in equity

Six months ended 31 December 2020 (unaudited)

	Share capital £m	Share premium account £m	Merger reserve £m	Own shares £m	Translation Reserve £m	Hedging reserve £m	Retained Earnings £m	Total £m
Balance as at 1 July 2020	0.4	138.2	68.6	(2.5)	42.9	(0.7)	255.7	502.6

Profit for the period	—	—	—	—	—	—	11.7	11.7
Other comprehensive (expense) / income	—	—	—	—	(17.5)	0.9	(2.3)	(18.9)

Total comprehensive expense for the period	—	—	—	—	(17.5)	0.9	9.4	(7.2)

Issue of ordinary shares, net of share issue costs	0.1	126.9	—	0.1	—	—	(0.1)	127.0
Share-based payments inclusive of deferred tax	—	—	—	—	—	—	7.4	7.4
Purchase of own shares	—	—	—	—	—	—	(0.1)	(0.1)

Balance as at 31 December 2020 (unaudited)	0.5	265.1	68.6	(2.4)	25.4	0.2	272.3	629.7

Six months ended 31 December 2019 (unaudited)

	Share capital £m	Share premium account £m	Merger reserve £m	Own shares £m	Translation reserve £m	Hedging reserve £m	Retained earnings £m	Total £m
Balance as at 30 June 2019, as previously reported	0.4	27.0	68.1	(2.8)	33.3	(1.3)	260.1	384.8

Implementation of IFRS16 *	—	—	—	—	—	—	(2.2)	(2.2)

Balance as at 1 July 2019, as adjusted	0.4	27.0	68.1	(2.8)	33.3	(1.3)	257.9	382.6

Profit for the period	—	—	—	—	—	—	26.1	26.1
Other comprehensive income / (expense)	—	—	—	—	(7.9)	2.7	0.2	(5.0)

Total comprehensive income for the period	—	—	—	—	(7.9)	2.7	26.3	21.1

Issue of ordinary shares	—	0.8	—	0.2	—	—	(0.2)	0.8
Share-based payments inclusive of deferred tax	—	—	—	—	—	—	3.1	3.1
Purchase of own shares	—	—	—	—	—	—	(0.1)	(0.1)
Equity dividends	—	—	—	—	—	—	(17.7)	(17.7)

Balance as at 31 December 2019 (unaudited)	0.4	27.8	68.1	(2.6)	25.4	1.4	269.3	389.8

Year ended 30 June 2020

	Share capital £m	Share premium account £m	Merger reserve £m	Own shares £m	Translation reserve £m	Hedging reserve £m	Retained earnings £m	Total £m
Balance as at 30 June 2019, as previously reported	0.4	27.0	68.1	(2.8)	33.3	(1.3)	260.1	384.8

Implementation of IFRS16 *	—	—	—	—	—	—	(1.5)	(1.5)

Balance as at 1 July 2019, as adjusted	0.4	27.0	68.1	(2.8)	33.3	(1.3)	258.6	383.3

Profit for the period	—	—	—	—	—	—	12.5	12.5
Other comprehensive income / (expense)	—	—	—	—	9.6	0.6	2.6	12.8

Total comprehensive income for the period	—	—	—	—	9.6	0.6	15.1	25.3

Issue of ordinary shares	—	111.2	0.5	0.3	—	—	(0.3)	111.7
Share-based payments inclusive of deferred tax	—	—	—	—	—	—	7.4	7.4
Purchase of own shares	—	—	—	—	—	—	(0.1)	(0.1)
Equity dividends	—	—	—	—	—	—	(25.0)	(25.0)

Balance as at 30 June 2020	0.4	138.2	68.6	(2.5)	42.9	(0.7)	255.7	502.6

*

Subsequent to the disclosure of the effect of implementation of IFRS 16 which was made in the interim financial statements for the six months ended 31 December 2019, an amendment was made to reduce the transition adjustment to £1.5m. The results to 31 December 2019 have not been restated to reflect this change.

Consolidated cash flow statement

Six months ended 31 December 2020

		Notes	Six months ended 31 Dec 2020 (unaudited) £m	Six months ended 31 Dec 2019 (unaudited) £m
Cash generated from operations		8	33.7	45.5
Net income taxes received / (paid)			0.2	(5.9)

Net cash inflow from operating activities	*		33.9	39.6

Investing activities
Investment income			0.2	0.5
Purchase of property, plant and equipment	*		(11.5)	(7.9)
Purchase of intangible assets	*		(13.6)	(9.2)
Transfer of cash from escrow in respect of future capital expenditure	*		0.4	0.1
Reimbursement of leasehold improvement costs	*		1.7	—
Purchase of investments			—	(2.2)
Net cash outflow arising from acquisitions			—	(0.1)

Net cash outflow from investing activities			(22.8)	(18.8)

Financing activities
Dividends paid		9	—	(17.7)
Principal element of lease obligations	*		(3.8)	(2.2)
Interest element of lease obligations	*		(0.5)	(0.4)
Interest paid			(0.6)	(0.2)
Proceeds on issue of shares, net of issue costs			127.0	0.8
Utilisation of revolving credit facility			—	103.4
Repayment of revolving credit facility		10	(107.0)	—
Purchase of own shares			(0.1)	(0.1)

Net cash inflow from financing activities			15.0	83.6

Net increase cash and cash equivalents			26.1	104.4

Cash and cash equivalents at beginning of period			187.3	87.1
Effect of foreign exchange rates			(1.5)	(1.6)

Cash and cash equivalents at end of period	(i)		211.9	189.9

Free Cash Flow	(ii)		6.6	20.0

(i)

Within cash and cash equivalents is £1.3m (H1 2020: £0.6m) of cash relating to employee contributions to the Group’s share scheme ‘AbShare’, which is reserved for the purpose of purchasing shares upon vesting

(ii)	Free Cash Flow comprises those items marked * and comprises net cash generated from operating activities less net capital expenditure and decrease in obligations under leases.

Notes to the interim financial statements

For the six-month period ended 31 December 2020

1. General information

This condensed consolidated interim financial statements for the six months ended 31 December 2020 is unaudited and does not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006 but has been reviewed by the auditor. The financial information for the year ended 30 June 2020 does not constitute the Company’s statutory accounts for that period, but has been extracted from those accounts, which were approved by the Board of Directors on 12 September 2020 and have been delivered to the Registrar of Companies. The auditor has reported on those accounts, their opinion was unqualified, did not draw attention to any matters by way of emphasis and did not contain any statement under section 498(2) or (3) of the Companies Act 2006.

2. Basis of preparation

The condensed interim financial statements for the six months ended 31 December 2020 included in this interim financial report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ (IAS 34) as issued by the International Accounting Standards Board, and has been prepared on a going concern basis as described further below.

a. Accounting policies

The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are those as set out in the Group’s financial statements for the year ended 30 June 2020. In addition, tax on income in the interim period is calculated as described in note 5.

New accounting standards and interpretations

There have not been any new standards or interpretations adopted in the period which would have a material financial impact on, or disclosure requirement for, the Group’s interim report.

b. Going concern

The directors have prepared the interim financial statements on a going concern basis. In considering going concern, the directors have considered the Group’s forecasts and projections, taking account of reasonably possible changes in trading performance, including the possible effects of COVID-19. These show that the Group should be able to operate within the limits of its available resources.

Accordingly, the directors have a reasonable expectation that the Group has adequate resources to continue in operation for the foreseeable future and a period of not less than twelve months from the date of this report. Accordingly, the going concern basis has been adopted in preparing the interim financial report.

c. Adjusted performance measures

Adjusted performance measures are used by the Directors and management to monitor business performance internally and exclude certain cash and non-cash items which they believe are not reflective of the normal day-to-day operating activities of the Group. The Directors believe that disclosing such non-IFRS measures enables a reader to isolate and evaluate the impact of such items on results and allows for a fuller understanding of performance from year to year. Adjusted performance measures may not be directly comparable with other similarly titled measures used by other companies. A detailed reconciliation between reported and adjusted measures is presented in note 4.

Notes to the interim financial statements (continued)

For the six-month period ended 31 December 2020

3. Operating segments

The Directors consider that there is only one core business activity and there are no separately identifiable business segments which are engaged in providing individual products or services or a group of related products and services which are subject to separate risks and returns. The information reported to the Group’s Chief Executive Officer, who is considered the chief operating decision maker, for the purposes of resource allocation and assessment of performance, is based wholly on the overall activities of the Group. The Group has therefore determined that it has only one reportable segment under IFRS 8 Operating Segments, which is ‘sales of antibodies and related products’. The Group’s revenue and assets for this one reportable segment can be determined by reference to the Group’s income statement and balance sheet.

Geographical information

Revenues are attributed to regions based primarily on customers’ location. The Group’s revenue from external customers is set out below:

			Six months ended 31 Dec 2020 £’m	Six months ended 31 Dec 2019 £’m
The Americas			58.6	59.7
EMEA	(i	)	40.2	34.9
China			27.4	23.8
Japan			9.9	9.4
Rest of Asia	(i	)	11.4	10.4

			147.5	138.2

(i)

Revenues for the sub-region of Central Asia have been reclassified from EMEA to Rest of Asia for the six months ended 31 December 2020. This is to better align our data reporting to sales performance and geographical location. The value attributable to Central Asia for the six months ended 31 December 2020 is £0.6m (2019: £0.8m) and the comparatives presented have not been updated for this change.

Revenue by type is shown below:

	Six months ended 31 Dec 2020 £’m	Six months ended 31 Dec 2019 £’m
Catalogue revenue	139.0	130.6

Custom products and services	2.7	3.3
IVD	2.6	1.4
Royalties and licenses	3.2	2.9

Custom products and licensing	8.5	7.6

Total reported revenue	147.5	138.2

Notes to the interim financial statements (continued)

For the six-month period ended 31 December 2020

4. Adjusted performance measures

A reconciliation of the Group’s adjusted performance measures to reported IFRS measures is presented below:

		Six months ended 31 Dec 2020 (unaudited)			Six months ended 31 Dec 2019 (unaudited)
	Note	Adjusted £m	Adjusting items £m	Total £m	Adjusted £m	Adjusting items £m	Total £m
Operating profit		23.6	(8.1)	15.5	33.4	(6.8)	26.6
Finance income		0.2	—	0.2	0.5	—	0.5
Finance costs		(1.9)	—	(1.9)	(1.1)	—	(1.1)

Profit before tax		21.9	(8.1)	13.8	32.8	(6.8)	26.0
Tax	5	(3.9)	1.8	(2.1)	(5.8)	5.9	0.1

Profit for the period		18.0	(6.3)	11.7	27.0	(0.9)	26.1

			Six months ended 31 Dec 2020 (unaudited) £m	Six months ended 31 Dec 2019 (unaudited) £m
Analysis of adjusting items
System and process improvement costs	(i	)	(1.8)	(2.1)
Acquisition costs	(ii	)	—	(1.3)
Integration and reorganisation costs	(iii	)	(1.9)	—
Amortisation of acquisition related intangible assets	(iv	)	(4.4)	(3.4)

Affecting operating profit and profit before tax			(8.1)	(6.8)

Affecting tax
Tax effect of adjusting items			1.8	1.2
Credit arising from patent box claims	(v	)	—	4.7

			1.8	5.9

Total adjusting items			(6.3)	(0.9)

(i)	Comprises costs of the ERP implementation which do not qualify for capitalisation. Such costs are included within selling, general and administrative expenses.
(ii)	Comprises legal and other professional fees associated with the acquisition of the Expedeon business. Such costs are included within selling, general and administrative expenses.
(iii)

Integration and reorganisation costs relate partly to the integration of the acquired Expedeon business (comprising mainly retention and severance costs as well as employee backfill costs for those involved in the integration and consultancy costs) and reorganisation costs in respect of alignment of the Group’s operational structure and geographical footprint to its strategic goals. Included within these costs are £0.6m of depreciation costs. Such costs are included within selling, general and administrative expenses.

(iv)

£3.2m (2019: £2.2m) of amortisation of acquisition intangibles is included within research and development expenses, with the remaining £1.2m (2019: £1.2m) included within selling, general and administrative expenses.

(v)

Comprises a one-off credit for historical periods in respect of the initial recognition of benefit from the lower rate of tax applied to profits on patented income under HMRC’s ‘patent box’ regime following successful registration of patents during the period.

Notes to the interim financial statements (continued)

For the six-month period ended 31 December 2020

5. Income tax

The major components of the income tax (credit) / expense in the income statement are as follows:

	Six months ended 31 Dec 2020 (unaudited) £m	Six months ended 31 Dec 2019 (unaudited) £m
Current tax	3.3	—
Deferred tax	(1.2)	(0.1)
Total income tax charge/(credit)	2.1	(0.1)

Adjusted income tax charge*	3.9	5.8

*	Adjusted income tax charge excludes the tax effects of adjusting items as set out in note 4.

The UK corporation tax rate for the six months ended 31 December 2020 was 19.0% (six months ended 31 December 2019: 19.0%).

Effective tax rates represent management’s best estimate of the average annual effective tax rate on reported or adjusted profits with these rates being applied to half year results.

The estimated effective rate of tax on reported profits for the full year ending 30 June 2021 is approximately 15.4% (year ended 30 June 2020 48.8%), representing management’s best estimate of the average annual effective tax rate on profits expected for the full year.

The effective rate on adjusted half year profits is 17.8% and for the full year ending 30 June 2021 is expected to be approximately 18.0% (year ended 30 June 2020: 18.0%).

6. Earnings per share

The calculation of earnings per ordinary share (EPS) and adjusted earnings per ordinary share (adjusted EPS) are based on profit after tax, and adjusted profit after tax, respectively, attributable to owners of the parent and the weighted number of shares in issue during the six-month period.

Adjusted EPS figures have been calculated based earnings before adjusting items which are considered significant in nature or value and which are described in note 4.

	Six months ended 31 Dec 2020 (unaudited) £m	Six months ended 31 Dec 2019 (unaudited) £m
Profit attributable to equity shareholders of the parent—adjusted	18.0	27.0
Adjusting items	(6.3)	(0.9)

Profit attributable to equity shareholders of the parent – total reported	11.7	26.1

	Million	Million
Weighted average number of ordinary shares in issue	220.0	205.8
Less ordinary shares held by Equiniti Share Plan Trustees Limited	(0.4)	(0.5)

Weighted average number of ordinary shares for the purposes of basic EPS	219.6	205.3
Effect of potentially dilutive ordinary shares: – share options and awards	2.4	1.9

Weighted average number of ordinary shares for the purposes of diluted EPS	222.0	207.2

Notes to the interim financial statements (continued)

For the six-month period ended 31 December 2020

6. Earnings per share (continued)

Basic EPS and adjusted EPS are calculated by dividing the earnings attributable to the equity shareholders of the parent by the weighted average number of shares outstanding during the year. Diluted EPS and adjusted diluted EPS are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potentially dilutive ordinary shares. Such potentially dilutive ordinary shares comprise share options and awards granted to employees where the exercise price is less than the average market price of the Company’s ordinary shares during the period and any unvested shares which have met, or are expected to meet, the performance conditions at the end of the reporting period.

	Six months ended 31 Dec 2020 (unaudited)	Six months ended 31 Dec 2019 (unaudited)
Basic EPS	5.3p	12.7p
Diluted EPS	5.3p	12.6p
Adjusted basic EPS	8.2p	13.2p
Adjusted diluted EPS	8.1p	13.0p

7. Issue of share capital

On 26 October 2020, the Group closed its offering of an aggregate of 10,287,000 American Depositary Shares (“ADSs”) representing 10,287,000 ordinary shares at a price of $17.50 per ADS, following the Group’s secondary listing on Nasdaq. The net proceeds from this offering, net of issue costs of £2.1m, were £126.5m. In addition, £0.5m of proceeds from the issuance of share options and awards to employees were received during the period.

8. Notes to the cash flow statement

	Six months ended 31 Dec 2020 (unaudited) £m	Six months ended 31 Dec 2019 (unaudited) £m
Operating profit for the period	15.5	26.6
Adjustments for:
Depreciation of property, plant and equipment	4.3	3.4
Depreciation of right-of-use assets	3.8	3.0
Amortisation of intangible assets	7.9	6.8
Loss on disposal of property, plant and equipment	0.2	—
Derivative financial instruments at fair value through profit or loss	(0.4)	(0.7)
Research and development expenditure credit	(0.7)	(0.9)
Share-based payments charge	7.3	5.0
Unrealised currency translation gains	1.0	(1.9)

Operating cash flows before movements in working capital	38.9	41.3
Increase in inventories	(4.0)	(4.6)
(Increase) / decrease in receivables	(7.7)	7.1
Increase in payables	6.5	1.7

Cash generated from operations	33.7	45.5

9. Dividend

	Six months ended 31 Dec 2020 (unaudited) £m	Six months ended 31 Dec 2019 (unaudited) £m
Amounts recognised as distributions to equity shareholders in the period:
Final dividend for the year ended 30 June 2019	—	17.7

Notes to the interim financial statements (continued)

For the six-month period ended 31 December 2020

10. Financial instruments and risk management

The Group’s activities expose it to a variety of financial risks that include currency risk, interest rate risk, credit risk and liquidity risk.

The condensed interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements; accordingly, they should be read in conjunction with the Group’s financial statements for the year ended 30 June 2020. There have been no changes to the risk management policies since the year ended 30 June 2020.

The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable market inputs).

The following table presents the Group’s assets and liabilities carried at fair value by valuation method.

31 December 2020	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets
Derivative financial instruments	—	0.3	—	0.3
Investment	1.2	—	1.9	3.1

Total assets	1.2	0.3	1.9	3.4

Liabilities
Derivative financial instruments	—	(0.1)	—	(0.1)

Total liabilities	—	(0.1)	—	(0.1)

30 June 2020	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets
Derivative financial instruments	—	—	—	—
Investment	4.8	—	1.9	6.7

Total assets	4.8	—	1.9	6.7

Liabilities
Derivative financial instruments	—	(1.2)	—	(1.2)

Total liabilities	—	(1.2)	—	(1.2)

There were no transfers between levels during the period.

The Group’s Level 2 financial instruments consist of forward foreign exchange contracts fair valued using forward exchange rates that are quoted in an active market.

The Group continues to generate significant amounts of US Dollars, Euros, Japanese Yen and Chinese Renminbi in excess of payments in these currencies and has hedging arrangements in place to reduce its exposure to currency fluctuations.

Notes to the interim financial statements (continued)

For the six-month period ended 31 December 2020

10. Financial instruments and risk management (continued)

The following table details the forward exchange contracts outstanding as at the period end:

Maturing in	US Dollars		Euros		Japanese Yen		Chinese Renminbi
	Sell $m	Average rate	Sell €m	Average rate	Sell ¥m	Average rate	Sell ¥m	Average rate
Period ending 30 June 2021	1.0	1.30	9.2	1.11	520.0	136.5	28.0	9.0
Year ending 30 June 2022	0.2	1.30	4.3	1.10	204.0	137.3	12.0	9.0

The Group’s Level 3 financial instruments consist of unlisted equity shares.

The fair value of the unquoted equity shares can be determined as management monitors the ongoing performance of the investment.

Borrowings

On 23 November 2020, the Group repaid in full the sum of £107.0m which was drawn under its Revolving Credit Facility (RCF).

11. Capital commitments

As at 31 December 2020, the Group had capital commitments of £8.9m (31 December 2019: £1.7m) relating to the acquisition of property, plant and equipment and intangible assets.

12. Post balance sheet event

On 7 January 2021, the Company received approval from all syndicate banks for a two year extension to its Revolving Credit Facility (RCF) following the exercise of an extension option on 17 December 2020. This extends the expiry of the facility to 31 January 2024. All other terms of the facility remain unchanged.

Risks and uncertainties

The principal risks and uncertainties which the Group faces in the undertaking of its day-to-day operations and in pursuit of its longer-term objectives are set out in the Annual Report and Accounts 2020 on pages 52 to 57 and in note 4 to the consolidated financial statements. Information on financial risk management is set out in note 26 to the consolidated financial statements. A copy of the Annual Report and Accounts is available on the Group’s website www.abcamplc.com/investors/reports-presentations/.

The principal risks and risk profile of the Group have not changed over the interim period and are not expected to change over the next six months. As noted in the Annual Report and Accounts 2020, the Group continues to monitor developments in respect of the UK’s withdrawal from the EU and the consequences of how these might affect the business.

The principal risks remain as:

Principal risk	Description and relevance
1. Competition and customer	The risk of competitors introducing new technologies, channels or workarounds, strengthening product offerings and routes to market.
2. Acquisitions and integrations	Risks include overvaluation of targets, failing to identify issues or risks in due diligence or failing to integrate acquired operations or technologies effectively in order to realise the benefits. There is also a risk of failure to identify and acquire businesses which could bring added value.
3. People and resources	The risk of failure to recruit and develop people at the right rate to support Abcam’s strategy, failing to maintain an engaged and motivated workforce or to provide the tools and resources for employees to do their work effectively.
4. Transformation projects	The risk of failure to deliver on Abcam’s transformational growth projects, including our ongoing ERP implementation and reinvention of the digital channel.
5. Cyber security and IT infrastructure	The risk that Abcam fails to operate IT systems, software and hardware that are sufficiently effective, reliable and robust to support the business in its operations, or that Abcam’s critical IT infrastructure is compromised or subject to cyber attack.
6. Geopolitical/economic disruption and research funding	The risk of unfavourable geopolitical or economic changes, including the risk of a substantial reduction in funding for life sciences research in one of Abcam’s significant territories
7. Business continuity	The risk that a disruptive event or disaster occurs at a key facility, impacting our ability to serve customers.
8. Laws, regulations, legislation and compliance	Failure to comply with legislation and regulation in the markets and countries in which Abcam operates.
9. Ethical business and CSR	The risk of not meeting high standards of quality and ethical business practice.